Exhibit 21.1
Subsidiaries of Oncothyreon Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Oncothyreon Canada Inc.	Canada
Biomira Management, Inc.	Delaware
ProlX Pharmaceuticals Corporation	Delaware
Biomira International Inc.	Barbados
Biomira B.V.	Netherlands
Oncodigm Biopharma Inc.	Canada
Biomira Research Inc.	Alberta
0811769 B.C. ULC	British Columbia
Oncothyreon Luxembourg s.a.r.l.	Luxembourg